Tel: 512-477-7900 Fax: 512-391-3500 www.bdo.com	515 Congress Avenue, Suite 2600 Austin, TX 78701

December 11, 2015
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 7, 2015, to be filed by our former client, New Source Energy Partners L.P.. We agree with the statements made in response to that Item insofar as they relate to our Firm.
Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.